Exhibit 99.1

Tier-1 South African Bank Chooses Sapiens Solution to Expand their Property & Casualty Insurance Offerings

Existing Sapiens life & annuity client selects Sapiens IDITSuite for Property & Casualty to support increased demands from customers

Holon, Israel – April 24, 2019 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today a strengthened partnership with a tier-1 South African bank, marking a continued presence in the region. The existing client selected Sapiens IDITSuite for Property & Casualty to enable them to support formidable challenges and increased demands from customers and clients seeking digitised experiences.

Sapiens IDITSuite for Property & Casualty was selected for the high quality of its offering and history of successful implementation. The suite is a component-based, standalone software solution that offers policy, billing and claims forms. This pre-integrated, fully digital suite was designed with growth and change in mind and offers a flexible, user-friendly workflow interface. The additional Sapiens platform will provide the bank with the ability to support all current clients’ needs, including line of business and commercial policies.

“We are pleased with the opportunity to continue increasing our operations and services in South Africa,” said Roni Al-Dor, Sapiens’ president and CEO. “We’ve fostered a great partnership with a leading South African bank and it’s always rewarding when an existing client expands the use of our system. The adoption of IDITSuite for P&C will maximize our joint investment and technology efforts.”

The financial institution made the decision after a comprehensive review of multiple vendors and successful completion of the RFP, PoC and product demo processes. Sapiens has recently increased its investment in the market by establishing a head office in Sandton, South Africa.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 450 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com